Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statements No. 333-149551, 333-148863, 333-148862 and 333-141793 on Form S-8 of Enstar Group Limited of our report dated June 14, 2013, with respect to the audited combined balance sheet of HSBC Insurance Company of Delaware and Household Life Insurance Company of Delaware and subsidiaries as of December 31, 2012 and the related combined statements of earnings, comprehensive income, changes in shareholder’s equity and cash flows for the year then ended, which report appears in the Form 8-K/A of Enstar Group Limited dated June 14, 2013.

/s/ KPMG LLP

New York, New York

June 14, 2013